Item 11: Trading Services, Facilities and Rules

    c.   Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

MAIN SESSION ORDER INTERACTION: The Main Session allocates, matches, and executes orders using price/time priority, subject to the terms of the orders. The Main Session matches eligible orders on a continuous basis during its hours of operation based on the pricing and priority rules outlined above. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity, the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders. The Main Session does not permit the execution of orders when the NBBO is locked or crossed.

MAIN SESSION PRICE IMPROVEMENT: Orders deemed to be removing liquidity from the ATS will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. As noted below, there is no mechanism for price improvement for orders executed in the VWAP or MOC Crosses.

MAIN SESSION PRICE PROTECTION: The ATS offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Main Session may be pegged to the NBB, NBO or to the midpoint of the NBBO. As noted below, there is no mechanism for price protection for orders executed in the VWAP or MOC Crosses.

MAIN SESSION COUNTERPARTY TIERING: For orders submitted to the Main Session, Subscribers may use the ATS's counterparty tiering functionality to restrict eligible counterparties on an order-by-order basis. Specifically, Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers. Taker Tier restrictions operate whenever an order would be deemed to add liquidity; the instruction is disregarded when an order would be deemed to remove liquidity (see Part III Item 13 for additional information). The counterparty tiering functionality is only available in the Main Session.

CONDITIONAL SESSION ORDER INTERACTION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. Conditional Session Conditional Orders, IOC orders and Day orders do not interact with orders resting in any other crossing session; orders are not routed from one crossing session to another.

When contra-side Conditional Orders rest in the Conditional Session or when one or more Conditional Orders and a contra-side IOC or Day order rest in the conditional session such that there is a potential match, the ATS will send a Firm-Up request to the algorithm that entered the Conditional Order. When multiple Conditional Orders are present on the same side, the ATS will transmit the invitation to Firm-Up to one or more Conditional Orders based on price and time priority and the shares available in the contra side order. The ATS will utilize any limit price, Peg and Peg Offset instructions when determining price. For an execution to occur, the algorithm that has entered a Conditional Order and received a Firm-Up request must respond to the request by transmitting an IOC or Day order.

Conditional Session executions may occur when Conditional Session IOC orders interact with contra-side Conditional Session Day orders or Conditional Session Day orders interact with contra-side Conditional Session Day orders. Conditional Session IOC and Day orders are prioritized based on price and time priority. The ATS will utilize any limit price, Peg and Peg Offset instructions when determining price.

CONDITIONAL SESSION PRICE IMPROVEMENT: Upon Subscriber request, ILLC will configure a Hosted Pool to split price improvement equally between both sides of an execution for all executions within that pool. As noted above, IOC and Day orders are firm and executable. Where two firm orders (IOC or Day) are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the Conditional Session receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (i.e., the midpoint of eligible execution prices, and not the midpoint of the NBBO). By default, and where a Hosted Pool has not been set up by ILLC to split any price improvement equally between both sides of execution, IOC and Day orders that are deemed to be removing liquidity from the Hosted Pool will receive all available price improvement. For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. If the ILLC SOR or an ILLC Instinet Algorithms strategy modifies the terms of a Conditional Order or Day order, the modified order will receive a new entry time at the time of the modification.

As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change.

CONDITIONAL SESSION PRICE PROTECTION: The ATS offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Conditional Session may be pegged to the NBB, NBO or to the midpoint of the NBBO.

CONDITIONAL SESSION COUNTERPARTY SELECTION: As described above, the Conditional Session is only available to Indirect Subscribers to the ATS (i.e., Subscribers who have elected to use the Instinet Algorithms or SOR that access the ATS). Certain of the Instinet Algorithms may, based upon predetermined routing logic, submit trading interest to the Conditional Session that is eligible to interact only with a specific subset of contra-side trading interest, such as orders submitted by one or more Instinet Algorithms or specific Indirect Subscribers (a "**Conditional Hosted Pool**").

Upon request from an Indirect Subscriber, or in order to create a specific contra group for a specific algorithmic trading strategy, ILLC will create one or more Conditional Hosted Pools. Only Indirect Subscribers may request that ILLC set up a Conditional Hosted Pool. A Conditional Hosted Pool may be configured for the establishing ~~Subscriber's own trading IDs~~Subscriber, or the establishing Subscriber may ask ILLC to liaise with one or more other selected Indirect Subscribers and include ~~their trading ID(s)~~them in the Conditional Hosted Pool if they agree to join. In a Conditional Hosted Pool with multiple Subscribers ~~and/or trading IDs~~, Subscribers cannot select to trade with a specific counterparty ~~or subgroups~~ within the pool.

ILLC does not set predetermined requirements to request or participate in a Conditional Hosted Pool. ILLC is under no obligation to maintain a Conditional Hosted Pool or any particular configuration of participants. Conditional Hosted Pools are segregated from the other firm orders and Conditionals in the Conditional Session and in other Conditional Hosted Pools.

To participate in a Conditional Hosted Pool, the Instinet Algorithm or SOR will, on an order-by-order basis, include a Conditional Hosted Pool Target Counterparty FIX Tag on its algorithmic order. The Target Counterparty FIX Tag will designate that the order belongs to the selected Conditional Hosted Pool and permit the order to interact with contra-side orders within the selected Conditional Hosted Pool only.

For clarity, orders in a Conditional Hosted Pool will be prioritized, matched, and executed in accordance with the Conditional Session standard matching and execution. See Part III Item 14 for additional information regarding Conditional Counterparty Selection.

VWAP AND MOC CROSSES ORDER INTERACTION: The VWAP and MOC Crosses are all point-in-time crosses that match orders based on the pricing and priority rules outlined in Part III, Items 7(a) and 11(a). Orders entered into the VWAP Cross are matched on a pro rata basis. The MOC Cross system will first attempt to match orders entered by the same Subscriber to a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. For the VWAP Cross, upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, ILLC calculates the volume-weighted average price and Subscribers receive a report indicating the price at which their orders have been executed (See discussion regarding the VWAP Calculation below). The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange. The VWAP and MOC Crosses do not permit the execution of orders when the NBBO is locked or crossed.

ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("**CTS**") for Tape A and B securities and the Unlisted Trading Privileges ("**UTP**") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "Sale Conditions").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to determine the security's total notional value executed during the trading day ("**TNV**"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("**TST**"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST.

Trading halts or pauses do not impact the calculation of the VWAP execution prices.

VWAP AND MOC CROSSES PRICE IMPROVEMENT/PROTECTION: There is no mechanism for price improvement or price protection for orders executed in the VWAP or MOC Crosses.

MOC ~~CROSSES~~CROSS COUNTERPARTY SELECTION

~~Subscribers may submit orders to the MOC Crosses Session that are eligible to interact only with~~ At a ~~specific subset of contra-side trading interest, such as orders submitted by one or more Instinet Algorithms or specific Subscribers~~Subscriber's request, the ATS will establish one or more hosted pools (a "**MOC Hosted Pool**~~")~~.

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~~Upon request from a~~ ") within the MOC Crosses, that enable that Subscriber~~, ILLC will create one or more MOC Hosted Pools. A MOC Hosted Pool may be configured for the establishing Subscriber's own trading IDs, or~~ to designate that its orders interact with orders entered by the ~~establishing~~same Subscriber ~~may ask ILLC to liaise with one or more~~or by other ~~selected Subscribers and~~ Subscribers who choose to participate in that Hosted Pool at the requesting Subscriber's invitation.

To participate in a MOC Hosted Pool, the Subscriber will, on an order-by-order basis, include ~~their trading ID(s) in the~~ a custom FIX tag (a "**MOC Hosted Pool Target Counterparty FIX Tag**") on its MOC ~~Hosted Pool if they agree~~Cross order. The MOC Hosted Pool Target Counterparty FIX Tag will designate that the order belongs to the selected MOC Hosted Pool and permit the order to ~~join.~~interact with contra-side orders within the selected MOC Hosted Pool only. In a MOC Hosted Pool with multiple Subscribers ~~and/or trading IDs~~, Subscribers cannot add a FIX tag to select ~~to trade with a specific~~a certain counterparty ~~or subgroups within the pool.~~on a specific trade.

Orders in a MOC Hosted Pool will be prioritized, matched, and executed in accordance with the MOC Crosses Session standard matching and execution. See Part III Item 14 for additional information regarding MOC Counterparty Selection.

Additionally, Subscribers may prevent orders from crossing with other orders within the MOC Hosted Pool by adding a separate custom FIX tag (a "Trade Prevention Key") that will prevent orders from crossing with other orders with the same FIX tag. Trade Prevention Keys may be used, for example, by Subscribers entering orders on behalf of the same beneficial owner to prevent those trades from crossing. See Section 14 for additional information on the order-level cross-prevention functionality.

ILLC does not set predetermined requirements for requesting or participating in a MOC Hosted Pool. ILLC is under no obligation to maintain a MOC Hosted Pool or any particular configuration of participants. MOC Hosted Pools are segregated from the MOC Crosses Session and other MOC Hosted Pools.

At the establishing Subscriber's request, ILLC will configure a MOC Hosted Pool within the MOC Crosses Session to cross orders at a specific time prior to the relevant exchange's cut off time for accepting Market On Close orders. If no specific time is requested and configured for the MOC Hosted Pool for orders to cross, then the cross will occur at the same times as the MOC Crosses (as above).

~~To participate in a MOC Hosted Pool, the Subscriber will, on an order-by-order basis, include a MOC Hosted Pool Target Counterparty FIX Tag on its MOC Crosses order. The Target Counterparty FIX Tag will designate that the order belongs to the selected MOC Hosted Pool and permit the order to interact with contra-side orders within the selected MOC Hosted Pool only.~~

~~Orders in a MOC Hosted Pool will be prioritized, matched, and executed in accordance with~~

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the MOC Crosses Session standard matching and execution. See Part III Item 14 for additional information regarding MOC Counterparty Selection.

SHORT SALES (ALL CROSSING SESSIONS): The ATS is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. The ATS accepts orders marked "short exempt" from broker-dealer Subscribers. Such orders will be permitted to execute at the NBB when a circuit breaker is in effect. In the event the NBB is suspended or otherwise unavailable, such orders will be rejected.

EXECUTION ERRORS (ALL CROSSING SESSIONS): For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with ILLC's internal policies and procedures (the "Error Procedures"). The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by one or more SROs, ILLC will cancel any contemporaneous erroneous trade executed in the ATS. *Item 14: Counter-Party Selection*

Item 14: Counter-Party Selection

a. *Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?*

☒ *Yes*   ☐ *No*

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

MAIN SESSION: The ATS, by default, allows orders submitted to the Main Session by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another ~~("Self-Crossing Prevention")~~ or with orders of one or more of their affiliates~~.~~ (**"Self-Crossing Prevention"**).

CONDITIONAL SESSION: The ATS, by default, allows orders submitted to the Conditional Session by the same Subscriber to cross. Subscribers may, however, elect to ~~prevent orders submitted by the same Subscriber from interacting with one another or with orders of one or more of their affiliates.~~apply Self-Crossing Prevention.

As described above, certain of the Instinet Algorithms or the SOR will, based upon predetermined routing logic and the addition of a Conditional Hosted Pool Target Counterparty FIX Tag, submit trading interest to the Conditional Session that is only eligible to interact with one or more counterparties in the selected Conditional Hosted Pool. Conditional Hosted Pools are segregated from the other firm orders and Conditionals in the Conditional Session and in other Conditional Hosted Pools.

Orders with a Conditional Hosted Pool Target Counterparty FIX Tag instruction will be prioritized, matched, and executed in accordance with the Conditional Session standard matching and execution logic.

The Conditional Hosted Pool Target Counterparty FIX Tag or Conditional Hosted Pool Functionality does not currently support elections based on Subscriber characteristics (e.g., the rate at which a subscriber submits a Firm-Up message in response to a trading opportunity in the Conditional Session).

VWAP CROSSES: ~~Subscribers to the VWAP Cross may specify whether their orders are eligible to self-cross. For the VWAP Cross, the~~The ATS, by default, allows orders submitted <u>to the VWAP Cross</u> by the same Subscriber to cross~~, in which case their orders may either self-cross or cross with others in the pool~~. <u>Subscribers may, however, elect to apply Self-Crossing Prevention</u>. VWAP Cross Subscribers may also select a preference to self-cross, in which case the ATS will prioritize orders submitted by the same Subscriber to the VWAP Cross for crossing~~. A Subscriber may request to prevent its orders from interacting with orders submitted by an affiliate of the Subscriber.~~<u>.</u>

MOC CROSSES: ~~Subscribers to the MOC Crosses may specify whether their orders are eligible to self-cross. For the MOC Crosses, the~~<u>MOC CROSSES: The</u> ATS, by default, will prioritize orders submitted by the same Subscriber for crossing. Depending on a number of factors, this can lower the cost of execution for the Subscriber. ~~Subscribers may, however, opt-out of this functionality, in which case the ATS will prevent orders submitted by the same Subscriber to the MOC Crosses from crossing. A Subscriber may request to prevent its orders from interacting with orders submitted by an affiliate of the Subscriber.~~<u>Subscribers may, however, elect to apply Self-Crossing Prevention.</u>

<u>MOC CROSS COUNTERPARTY SELECTION: At a Subscriber's request, the ATS will establish a MOC Hosted Pool that enables that Subscriber to designate that its orders interact with orders entered by the same Subscriber or by other Subscribers who choose to participate in that Hosted Pool at the requesting Subscriber's invitation. MOC Hosted Pools are segregated from the other orders in the MOC Session and in other MOC Hosted Pools.</u>

As described in Section 11(c), a Subscriber may, on an order-by-order basis, include a MOC Hosted Pool Target Counterparty FIX Tag on a MOC Cross order. The MOC Hosted Pool Target Counterparty FIX Tag will designate that the order belongs to a selected MOC Hosted Pool and permit the order to interact with contra-side orders within the selected MOC Hosted Pool only~~. MOC Hosted Pools are segregated from the other orders in the MOC Session and in~~

~~other MOC Hosted Pools.~~

A Subscriber may request that a MOC Hosted Pool cross orders at a specific time prior to the relevant exchange's cut-off time for accepting MOC orders.

In addition to Self-Crossing Prevention, as described in Section 11(c), A Subscriber may request functionality that will enable Subscribers within a MOC Hosted Pool to prevent orders from executing against each other on an order-by-order basis, with the addition of a custom FIX tag (a "Trade Prevention Key"). MOC Hosted Pool Subscribers may control which orders cannot match in the Hosted Pool on an order-by-order basis. Adding a specific Trade Prevention Key to an order will prevent it from crossing with orders bearing the same FIX tag in the same MOC Hosted Pool. The orders prevented from crossing may be from the same Subscriber or among different Subscribers. Subscribers may add a Trade Prevention Key, for example, to prevent crosses among underlying accounts with the same beneficial owner.

MOC Cross orders in an MOC Hosted Pool with a MOC Hosted Pool Target Counterparty FIX Tag instruction will be prioritized, matched, and executed in accordance with the MOC Session standard matching and execution logic.